Exhibit 22.1

The following subsidiary of Postal Realty Trust, Inc. (“PSTL”) will be the issuer of debt securities under the indenture to be entered into among PSTL, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant	Issuer
Postal Realty LP	Issuer